SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             HONDO OIL & GAS COMPANY
                             -----------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
                         ------------------------------
                         (Title of class of securities)

                                   438138-10-9
                                   -----------
                                 (CUSIP Number)

                           Rudolph H. Funke, Secretary
                                  Lonrho, Inc.
                                805 Third Avenue
                            New York, New York 10022
            ---------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                 March 12, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)




                               Page 1 of 17 Pages

CUSIP No. 438138-10-9            Page 2 of 17 Pages


Response to Question  1:         Lonrho Plc
Response to Question  2:         (a)
Response to Question  3:         SEC USE ONLY
Response to Question  4:         BK, OO
Response to Question  5:         N/A
Response to Question  6:         Great Britain
Response to Question  7:                  0
Response to Question  8:         11,325,505           (shared with subsidiaries)
Response to Question  9:                  0
Response to Question 10:         11,325,505           (shared with subsidiaries)

Response to Question 11:         11,325,505           (includes all shares owned
                                                       by all group members)
Response to Question 12:         N/A
Response to Question 13:         76.2%
Response to Question 14:         HC;CO

CUSIP No. 438138-10-9            Page 3 of 17 Pages


Response to Question  1:         Thamesedge Ltd.
Response to Question  2:         (a)
Response to Question  3:         SEC USE ONLY
Response to Question  4:         OO
Response to Question  5:         N/A
Response to Question  6:         Great Britain
Response to Question  7:          1,874,305
Response to Question  8:          9,451,200         (shared with parent and
                                                     subsidiaries)
Response to Question  9:          1,874,305
Response to Question 10:          9,451,200         (shared with parent and
                                                     subsidiaries)
Response to Question 11:         11,325,505         (includes all shares
                                                     owned by all group members)
Response to Question 12:         N/A
Response to Question 13:         76.2%
Response to Question 14:         HC;CO

CUSIP No. 438138-10-9          Page 4 of 17 Pages

Response to Question  1:       Lonrho, Inc.
Response to Question  2:       (a)
Response to Question  3:       SEC USE ONLY
Response to Question  4:       AF
Response to Question  5:       N/A
Response to Question  6:       Delaware
Response to Question  7:                0
Response to Question  8:        9,451,200         (shared with parents and a
                                                   subsidiary)
Response to Question  9:                0
Response to Question 10:        9,451,200         (shared with parents and a
                                                   subsidiary)
Response to Question 11:        9,451,200         (may be deemed to beneficially
                                                   own all 11,325,505 shares
                                                   owned by group)
Response to Question 12:       X                  (excludes 1,874,305 shares
                                                   deemed beneficially owned by
                                                   parent, another group member)
Response to Question 13:       68.6%              (group's percentage ownership
                                                   is 76.2%)
Response to Question 14:       HC; CO

CUSIP No. 438138-10-9             Page 5 of 17 Pages



Response to Question  1:          The Hondo Company
Response to Question  2:          (1)
Response to Question  3:          SEC USE ONLY
Response to Question  4:          OO
Response to Question  5:          N/A
Response to Question  6:          New Mexico
Response to Question  7:                   0
Response to Question  8:           9,451,200      (shared with parents)
Response to Question  9:                   0
Response to Question 10:           9,451,200      (shared with parents)
Response to Question 11:           9,451,200      (may be deemed to own all
                                                   11,325,505 shares owned
                                                   by group)
Response to Question 12:          X               (excludes 1,874,305 shares
                                                   owned by another group
                                                   member)
Response to Question 13:          68.6%           (group's percentage is 76.2%)
Response to Question 14:          CO

CUSIP No. 438138-10-9           Page 6 of 17 Pages


                                  INTRODUCTION
                                  ------------

             This statement is being filed jointly by Lonrho Plc, Thamesedge Ltd., Lonrho, Inc. and The Hondo Company (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company. Lonrho Plc is the parent of Thamesedge Ltd. ("Thamesedge") and, through Thamesedge and Thamesedge's wholly-owned subsidiary, Lonrho, Inc., the parent of The Hondo Company.

             Prior to October 7, 1994, Lonrho Plc, Lonrho, Inc. and The Hondo Company filed a joint statement (and amendments thereto) on Schedule 13D with Mr. Robert O. Anderson. Lonrho, Plc and Lonrho, Inc. determined to report separately from, in lieu of filing jointly with, The Hondo Company and Mr. Anderson. Accordingly, Lonrho Plc and Lonrho, Inc., together with Scottsdale Princess, Inc. (at the time an indirect wholly-owned subsidiary of Lonrho, Plc and which, at the time, held an option to acquire shares of The Hondo Company), filed a Schedule 13D on October 7, 1994 (the "Original Schedule 13D"). Since the Original Schedule 13D, The Hondo Company has been added as a Reporting Person, while Scottsdale Princess, Inc. subsequently transferred its interest in The Hondo Company and ceased being a Reporting Person. The Original Schedule 13D, as heretofore amended, is referred to collectively as the "Schedule 13D". This Amendment No. 5 further amends the Schedule 13D.

             All information contained in the Schedule 13D, as amended hereby, concerning Messrs. Robert O. Anderson, W. Phelps Anderson and Robert B. Anderson is to the best knowledge and belief of the Reporting Persons.

             All terms used, but not defined, in this Amendment No. 4 are as defined in the Schedule 13D as heretofore amended.

Item 2.  Identity and Background.
         -----------------------

             Appendix A to the Schedule 13D, which is incorporated by reference in partial response to Item 2, is amended to read as set forth in Appendix A to this Amendment.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

             Item 5 of the Schedule 13D is amended to read as follows:

             Because of their ownership structure, the Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act, and each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 11,325,505 shares of Common Stock of the Issuer, representing (based on the 13,781,194 shares of Common Stock which were issued and outstanding on February 10, 1997 as

CUSIP No. 438138-10-9                       Page 7 of 17 Pages

reflected in the Issuer's Annual Report on Form 10-Q for the quarter ended December 31, 1996 and assuming the conversion by Thamesedge of all $13,500,000 of the indebtedness owed to Thamesedge by the Company which is, as discussed in paragraph (b)(i) of Item 6, convertible into 1,090,909 shares of Common Stock), approximately 76.2% of the shares of the Issuer's Common Stock that would have been outstanding on February 10, 1997.

             Hondo Company is the owner of record of 9,451,200 (68.6%) of the Issuer's outstanding Common Stock and, therefore, may be deemed to have sole voting and dispositive power over such shares. The shareholders of Hondo Company and their approximate respective percentages of Hondo Company as of February 28, 1997 are set forth below:

                                                    Percentage of
                                                    Hondo Company
             Hondo Company Shareholders             Common Stock
             --------------------------             ------------

                       Lonrho, Inc.                 81.825%
                       The Anderson Family          18.175%

             Lonrho, Inc., by virtue of its 81.825% ownership of Hondo Company, may be deemed to have shared voting and dispositive power over the 9,451,200 (68.6%) of the Issuer's outstanding Common Stock owned of record by Hondo Company.

             Thamesedge is the owner of record of 783,396 of the Issuer's outstanding Common Stock and has the right, as discussed in paragraph (b)(i) of
Item 6, to convert $13,500,000 of the indebtedness owed to Thamesedge by the Company into 1,090,909 shares of Common Stock. Therefore, Thamesedge may be deemed to have sole voting and dispositive power over 1,874,305 shares (12.6% of the Issuer's outstanding Common Stock assuming the conversion of such indebtedness) and, by virtue of its ownership of Lonrho, Inc. as a wholly-owned subsidiary, may be deemed to have shared voting and dispositive power over the 9,451,200 (68.6%) of the Issuer's outstanding Common Stock owned of record by Hondo Company. Accordingly, Thamesedge may be deemed to be the beneficial owner of an aggregate of 11,325,505 shares of the Issuer's Common Stock which (based on 13,781,194 shares of Common Stock issued and outstanding on February 10, 1997 and assuming the conversion of all of such convertible indebtedness) would constitute approximately 76.2% of the shares of the Issuer's Common Stock that would have been outstanding on February 10, 1997.

             Lonrho Plc, by virtue of its ownership of Thamesedge as a wholly-owned subsidiary, may be deemed to have shared voting and dispositive power over all 11,325,505 (76.2%) of the Issuer's outstanding Common Stock which may be deemed beneficially owned by Thamesedge, Lonrho, Inc.
and Hondo Company.

CUSIP No. 438138-10-9                       Page 8 of 17 Pages

             On June 10, 1996, the interest of Scottsdale Princess, Inc. in Hondo Company was transferred to Lonrho, Inc., and Scottsdale Princess Inc. ceased having any direct or indirect interest in the Issuer's capital stock and, accordingly, is no longer a Reporting Person.

             See Item 3 for information concerning the Reporting Person's transactions in the Issuer's Common Stock. See also paragraph (b)(i) of Item 6 with respect to Thamesedge's right to convert $13,500,000 of debt owed to Thamesedge by the Issuer into shares of the Issuer's Common Stock at a conversion price of $12.375 per share (an aggregate of 1,090,909 shares).

           See paragraph (c) of Item 6 with respect to the rights of the Anderson Family to require Hondo Company to redeem, and the right of Hondo Company to redeem, the Anderson Family's remaining interest in Hondo Company in exchange for 800,000 shares of the Issuer's Common Stock owned by the Anderson Family.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         --------------------------------------------------------
         with Respect to Securities of the Issuer.
         -----------------------------------------

           Paragraph (b) of Item 6 of the Schedule 13D is amended to read as follows:

           (b) The Issuer has, at times, incurred indebtedness to Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc. On March 29, 1996, all of the Issuer's indebtedness to Lonrho Plc was assigned to Thamesedge and, accordingly, such amounts are now owed to Thamesedge.

                    (i) On November 30, 1988, Thamesedge purchased a $75,000,000 13.5% Senior Note, due in 1998, from the Issuer in a private placement. As noted below, the interest rate applicable to this debt is presently 6% per annum. In December 1995, Thamesedge agreed to extend the mandatory redemption dates of the Note to November 1, 1997 and November 1, 1998, with one half of the aggregate principal amount outstanding on November 1, 1997 due on each such date, plus accrued interest. The entire Note is secured by a mortgage on certain real estate owned by the Issuer. On December 13, 1996, the Issuer and Thamesedge agreed, among other things, that (i) the aggregate principal amount of the Note, plus accrued interest, is to be payable on January 1, 1998, and (ii) subject to approval by the Issuer's stockholders (which was obtained on March 12, 1997), Thamesedge will have the option to convert $13,500,000 of the principal amount of this Note into shares of Common Stock of the Issuer at a conversion price of $12.375 (110% of the closing price of the Issuer's Common Stock on the American Stock Exchange on December 11, 1996). At September 30, 1996, the outstanding principal amount due on this Note was approximately $36,362,000 (including , as discussed below, accrued interest through September 30, 1993 which was added to principal), and accrued interest was approximately $1,100,000.

                    (ii) On September 1, 1991, November 1, 1991 and December 20, 1991, Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc loaned the Issuer an aggregate of $32,000,000. At the time the loans were made the interest rate was similar to that applicable to the Issuer's former

CUSIP No. 438138-10-9                       Page 9 of 17 Pages

working capital loan with a bank for its refining and marketing operations. On October 18, 1994, the Company paid Lonrho Plc $5,000,000 to repay a portion of the loans made in calendar 1991. At the same time, Lonrho provided a $5,000,000 loan facility to the Issuer, upon similar terms as these loans. In December 1995, the lenders agreed to extend the maturity date of these loans to October 1, 1997. As noted below, the interest rate applicable to these loans is presently 6% per annum. On December 13, 1996, the Issuer and Thamesedge agreed that the principal amount of these loans, plus accrued interest, is to be payable on January 1, 1998. At September 30, 1996, the outstanding principal amount due on these loans was approximately $36,200,000 (including, as discussed below, accrued interest through September 30, 1993 which was added to principal), and accrued interest was approximately $1,100,000.

                    (iii) On April 30, 1993,  Lonrho Plc loaned to the Issuer an additional $3,000,000 and, as security, the Issuer granted to Lonrho Plc a mortgage on certain real property. On June 25, 1993, Lonrho Plc and Thamesedge agreed to loan the Issuer an additional $4,000,000 (all of which has been advanced) and, as security, the Issuer granted to Lonrho Plc a mortgage on certain other real property. In December 1995, the lenders agreed to extend the maturity of each note so that each is payable on the earlier of (i) the sale of the property securing the respective note or (ii) in ten semi-annual installments commencing on October 1, 1997. As noted below, the interest rate applicable to these loans is presently 6% per annum. On December 13, 1996, Thamesedge, the Issuer and a subsidiary of the Issuer agreed that the payment of the installments of principal amount of these loans would begin on January 1, 1998 (in lieu of October 1, 1997). At September 30, 1996, the outstanding principal amounts due on these loans were approximately $3,277,000 and $4,271,000, respectively (including, as discussed below, accrued interest through September 30, 1993 which was added to principal), and accrued interest was approximately $100,000 and $130,000, respectively.

                    (iv) Thamesedge and the Issuer have entered into a Revolving Credit Agreement dated as of June 28, 1996, under which the Issuer may borrow up to $13.5 million from Thamesedge until June 30, 1997. On December 13, 1996, the Issuer and Thamesedge agreed that the maturity date of the indebtedness outstanding under the Revolving Credit Agreement would be extended to January 1, 1998 from June 30, 1997. The Revolving Credit Agreement also provides for potential mandatory prepayments from "free cash flow", as defined. Loans bear interest at the rate of 13% per annum. While no borrowings were outstanding under this line of credit at September 30, 1996, $6,000,000 of borrowings were outstanding under this line of credit at December 31, 1996.

           On December 18, 1992, Lonrho Plc and Thamesedge agreed to defer interest and certain principal payments on loans then outstanding. On December 18, 1993, Lonrho Plc and Thamesedge agreed to add accrued interest at September 30, 1993 to principal and reduce the interest rate on each of the loans described in (i) - (iii) above to 6% per annum effective September 30, 1993 and defer principal payments on the loans. As consideration for the deferral of interest and principal payments, on December 18, 1992, the Issuer granted Lonrho Plc a 5% share of the Issuer's net profits, as defined, under the Opon Association Contract pursuant to which a wholly-owned subsidiary of the Issuer is participating in the exploration and development of oil and gas in the Middle Magdalena

CUSIP No. 438138-10-9                       Page 10 of 17 Pages

Basin, about 125 miles north of Bogota, Columbia. Following the final payment of the foregoing indebtedness, Lonrho Plc's share of such net profits will be decreased by one-half. Lonrho Plc may transfer to Thamesedge its rights in and to such share of the Issuer's net profit.

           Thamesedge (and Lonrho Plc with respect to indebtedness assigned to Thamesedge) and the Issuer have agreed that, if the Issuer does not have sufficient cash resources to pay interest on any of the foregoing indebtedness when due, then the Issuer may offer to pay such interest in shares of its Common Stock valued at their market price on the day the interest is due. Thereupon Thamesedge may either accept such offer or add the amount of interest then due to the remaining outstanding principal balance of the applicable obligation. See
Item 3 for information concerning shares of the Issuer's Common Stock that have been issued to Lonrho Plc and Thamesedge pursuant to this arrangement.

           As part of the agreement entered into on December 13, 1996 described above among Thamesedge, the Issuer and certain subsidiaries of the Issuer, the Issuer granted to Thamesedge (in addition to any other security described above), as security for all of the loans described above (other than the $13,500,000 of indebtedness described in (i) above which is convertible into Common Stock), a security interest in all of the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited.

CUSIP No. 438138-10-9                       Page 11 of 17 Pages


                                   SIGNATURES
                                   ----------

             After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:       March 18, 1997
                                         Lonrho Plc


                                         By:       /s/ John F. Price
                                            ------------------------
                                                   John F. Price
                                                   Under Power of Attorney
                                                   dated October 6, 1994

                                         Thamesedge Ltd.


                                         By:       /s/ John F. Price
                                            ------------------------
                                                   John F. Price
                                                   Under Power of Attorney
                                                   Dated: January 8, 1996


                                         Lonrho, Inc.


                                         By:       /s/ John F. Price
                                            ------------------------
                                                   John F. Price, President


                                         The Hondo Company


                                         By:       /s/ John F. Price
                                            ------------------------
                                                   John F. Price, President

CUSIP No. 438138-10-9                       Page 12 of 17 Pages

                                   APPENDIX A

I.           Lonrho Plc

           Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho Plc.

Name and             Principal
Position held        Occupation
with Lonrho Plc      or Employment      Business Address          Citizenship
---------------      -------------      ----------------          -----------

Sir John Leahy,      Non-Executive      Four Grosvenor Place      United Kingdom
  K.C.M.G.           Chairman           London, SW1X 7DL,
Non-Executive        Lonrho Plc          England
 Chairman (1)

D. Bock              Member of          Four Grosvenor Place      Germany
Non-Executive         Supervisory       London, SW1X 7DL,
Deputy Chairman       Board              England
 and Director (1)    Alvanta Manage-
                      ment AG

Sir John Craven      Chairman           Four Grosvenor Place      United Kingdom
Independent          Deutsche Morgan    London SW1X 7DL,
Director(1)          Grunfell Group      England
                      Plc.
S.E. Jonah           Director           Four Grosvenor Place      Ghana
Director             Lonrho Plc         London, SW1X 7DL,
                                         England

N.J. Morrell         Director           Four Grosvenor Place      United Kingdom
Director             Lonrho Plc         London, SW1X 7DL,
                                         England

J.L. Platts-Mills    Director           Four Grosvenor Place      United Kingdom
Director             Lonrho Plc         London, SW1X 7DL,
                                         England

R.E. Whitten         Director           Four Grosvenor Place      United Kingdom
Director             Lonrho Plc         London, SW1X 7DL,
                                         England

CUSIP No. 438138-10-9                       Page 13 of 17 Pages


Name and             Principal
Position held        Occupation
with Lonrho Plc      or Employment       Business Address        Citizenship
---------------      -------------       ----------------        -----------

Terence Wilkinson    Director            Four Grosvenor Place    South Africa
Director             Lonrho Plc          London, SW1X 7DL,
                                          England

M.J. Pearce          Company Secretary   Four Grosvenor Place    United Kingdom
Company Secretary    Lonrho Plc          London, SW1X 7DL,
                                          England

Peter Harper         Director-           Four Grosvenor Place    United Kingdom
Non-Executive        Parliamentary       London, SW1X 7DL,
 Independent          Affairs             England
 Director            Hanson Plc

Stephen Walls        Chairman            Four Grosvenor Place    United Kingdom
Non-Executive        Albert Fisher       London, SW1X 7DL,
 Independent          Group Plc           England
 Director

Timothy Wadeson      Technical Director  Four Grosvenor Place    South Africa
Non-Executive        Anglo American      London SW1X 7DL,
 Director             Corporation of      England
                      South Africa Ltd




----------------------------
(1) It is expected that, on March 26, 1997, (i) Sir John Craven will replace Sir John Leahy as Non-Executive Chairman of Lonrho Plc. (Sir John Leahy will remain as a Director of Lonrho Plc.) and (ii) D. Bock will retire as both Non-Executive Deputy Chairman and a Director of Lonrho Plc.

CUSIP No. 438138-10-9                       Page 14 of 17 Pages

II.          Thamesedge Ltd.
             --------------

             Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Thamesedge.


Name and             Principal
Position held        Occupation
with Lonrho Plc      or Employment       Business Address        Citizenship
---------------      -------------       ----------------        -----------

R.E. Whitten         Director            Four Grosvenor Place    United Kingdom
Director             Lonrho Plc          London, SW1X 7DL,
                                          England

N.J. Morrell         Director            Four Grosvenor Place    United Kingdom
Director             Lonrho Plc          London, SW1X 7DL,
                                          England

J.L. Platts-Mills    Director            Four Grosvenor Place    United Kingdom
Director             Lonrho Plc          London, SW1X 7DL,
                                          England

D. Bock              Member of           Four Grosvenor Place    Germany
Director (1)          Supervisory        London, SW1X 7DL,
                      Board               England
                     Alvanta Manage-
                      ment AG



------------------------------
(1) It is expected that, on March 26, 1997, D. Bock will retire as a Director of Thamesedge Ltd.

CUSIP No. 438138-10-9                       Page 15 of 17 Pages

III.         Lonrho Inc.
             -----------

             Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho, Inc.

Name and             Principal
Position held        Occupation
with Lonrho Plc      or Employment         Business Address       Citizenship
---------------      -------------         ----------------       -----------

John F. Price        President              805 Third Avenue      United States
President and        Princess Hotels        New York, New York
  Director            International, Inc.    10022

James E.M. Evans     Vice President-        805 Third Avenue      United States
Vice President-       Finance               New York, New York
Finance and          Princess Hotels         10022
Treasurer             International, Inc.

Rudolph H. Funke     General Counsel        805 Third Avenue      United States
Secretary            Princess Hotels        New York, New York
                      International, Inc.    10022

R.E. Whitten         Director               Four Grosvenor Place  United Kingdom
Director             Lonrho Plc             London, SW1X 7DL,
                                             England

Vincent Carrozza     Regional Vice          P.O. Box 1351         United States
Director              President             Acapulco, GRO
                     Princess Hotels        39300 Mexico
                      International, Inc.

CUSIP No. 438138-10-9                       Page 16 of 17 Pages

IV.          Hondo Company
             -------------

             Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.

Name and             Principal
Position held        Occupation
with Lonrho Plc      or Employment        Business Address        Citizenship
---------------      -------------        ----------------        -----------

John F. Price        President            805 Third Avenue        United States
President and        Princess Hotels      New York, New York
 Director                                  10022

Richard W. Reese     Vice President       410 East College Blvd.  United States
Vice President       Hondo Company        Roswell, New Mexico

S.H. Cavin           Counsel              410 East College Blvd.  United States
Secretary            Hondo Company        Roswell, New Mexico

D. Bock              Managing Director    Four Grosvenor Place    Germany
Managing              and Chief           London, SW1X 7DL,
 Director             Executive            England
                     Lonrho Plc

R.E. Whitten         Director             Four Grosvenor Place    United Kingdom
Director             Lonrho Plc           London, SW1X 7DL,
                                           England

N.J. Morrell         Director             Four Grosvenor Place    United Kingdom
Director             Lonrho Plc.          London, SW1X 7DL
                                           England


------------------------------
(1) It is expected that, on March 26, 1997, D. Bock will retire as a Director of Hondo Company.

CUSIP No. 438138-10-9                       Page 17 of 17 Pages
                                                                   EXHIBIT 1
                                                                   ---------

           The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Dated:       March 18, 1997
                                   Lonrho Plc


                                   By:        /s/ John F. Price
                                      -------------------------
                                               John F. Price
                                               Under Power of Attorney
                                               dated October 6, 1994

                                   Thamesedge Ltd.


                                   By:        /s/John F. Price
                                      ------------------------
                                               John F. Price
                                               Under Power of Attorney
                                               Dated January 8, 1996


                                   Lonrho, Inc.


                                   By:        /s/ John F. Price
                                      -------------------------
                                               John F. Price, President


                                   The Hondo Company.


                                   By:        /s/ John F. Price
                                      -------------------------
                                               John F. Price, President